--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 11-K


                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000


                         Commission File Number 33-43105



                                  Title of Plan
                       THE BON-TON DEPARTMENT STORES, INC.
                    PROFIT SHARING / RETIREMENT SAVINGS PLAN




               ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN
                            THE BON-TON STORES, INC.
                             2801 EAST MARKET STREET
                            YORK, PENNSYLVANIA 17402
                                 (717) 757-7660




--------------------------------------------------------------------------------

THE BON-TON STORES, INC.
PROFIT SHARING/RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2000 AND 1999
TOGETHER WITH AUDITORS' REPORT

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Plan Administrator of
The Bon-Ton Stores, Inc.
Profit Sharing/Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of The Bon-Ton Stores, Inc. Profit Sharing/Retirement Savings Plan (the
Plan) as of December 31, 2000 and 1999, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, listed in the index to the financial statements, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                        /s/ Arthur Andersen LLP


Lancaster, Pennsylvania
June 8, 2001

THE BON-TON STORES, INC.
PROFIT SHARING/RETIREMENT SAVINGS PLAN


TABLE OF CONTENTS


STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
   As of December 31, 2000 and 1999....................................................................1

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
   For the years ended December 31, 2000 and 1999......................................................2

NOTES TO FINANCIAL STATEMENTS
   December 31, 2000 and 1999..........................................................................3

SCHEDULE H, PART IV, ITEM I--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
   As of December 31, 2000.............................................................................8

THE BON-TON STORES, INC.
PROFIT SHARING/RETIREMENT SAVINGS PLAN


STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
AS OF DECEMBER 31, 2000 AND 1999


                                                                              2000               1999
                                                                        ----------------   ----------------
ASSETS:
   Cash                                                                 $         12,078   $         37,232
                                                                        ----------------   ----------------
   Contributions receivable-
      Employer                                                                 2,371,986          2,262,552
      Employee/participant                                                       132,139            150,149
                                                                        ----------------   ----------------
TOTAL RECEIVABLES:                                                             2,504,125          2,412,701
                                                                        ----------------   ----------------
   Interest and dividend receivables                                              10,626             10,284
                                                                        ----------------   ----------------
   Investments, at fair value-
      Common stock                                                             2,740,438          3,240,520
      Mutual funds                                                            48,361,014         48,431,641
                                                                        ----------------   ----------------
TOTAL INVESTMENTS                                                             51,101,452         51,672,161
                                                                        ----------------   ----------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS                                  $     53,628,281   $     54,132,378
                                                                        ================   ================


The accompanying notes are an integral part of these financial statements.

THE BON-TON STORES, INC.
PROFIT SHARING/RETIREMENT SAVINGS PLAN


STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999


                                                                              2000               1999
                                                                        ----------------   ----------------
ADDITIONS TO NET ASSETS:
   Contributions-
      Employer                                                          $      2,233,390   $      2,084,597
      Employee/participant                                                     4,025,038          3,938,234
                                                                        ----------------   ----------------
TOTAL CONTRIBUTIONS                                                            6,258,428          6,022,831
                                                                        ----------------   ----------------
   Investment (loss) income-
      Unrealized (depreciation) appreciation in fair market value             (3,325,279)         1,000,206
      Dividends and interest                                                   2,851,887          2,574,060
      Realized (losses) gains                                                   (628,003)           174,659
                                                                        ----------------   ----------------
TOTAL INVESTMENT (LOSS) INCOME                                                (1,101,395)         3,748,925
                                                                        ----------------   ----------------
TOTAL ADDITIONS                                                                5,157,033          9,771,756
                                                                        ----------------   ----------------
DEDUCTIONS FROM NET ASSETS:
   Benefit payments and withdrawals                                            5,454,092          3,933,454
   Administrative expenses                                                       207,038            172,884
                                                                        ----------------   ----------------
TOTAL DEDUCTIONS                                                               5,661,130          4,106,338
                                                                        ----------------   ----------------
(DECREASE) INCREASE IN NET ASSETS AVAILABLE FOR PLAN BENEFITS                   (504,097)         5,665,418
NET ASSETS AVAILABLE FOR PLAN BENEFITS:
   Beginning of year                                                          54,132,378         48,466,960
                                                                        ----------------   ----------------
   End of year                                                          $     53,628,281   $     54,132,378
                                                                        ================   ================


The accompanying notes are an integral part of these financial statements.

THE BON-TON STORES, INC.
PROFIT SHARING/RETIREMENT SAVINGS PLAN


NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999


1.      DESCRIPTION OF PLAN:

The following description of The Bon-Ton Stores, Inc. Profit Sharing/Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering substantially all employees of The Bon-Ton Stores, Inc. (the Company) who have completed one year of service, worked 1,000 hours and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

EMPLOYEE CONTRIBUTIONS

Eligible employees may elect to make basic contributions from 1 percent to 15 percent of their compensation. The Plan has additional limitations on pretax contributions for highly compensated participants. For the Plan years 2000 and 1999, a highly compensated participant, as defined by the Plan, is a participant with an annual salary equal to or greater than $80,000.

EMPLOYER CONTRIBUTIONS

The Plan's profit sharing contributions are made at the Company's discretion out of the annual current earnings of the Company subsequent to the close of the Company's fiscal year. Contributions are paid to the designated trustee of the Plan and are subject to certain limitations as dictated by the Internal Revenue Code (IRC). Profit sharing contributions are allocated to each participant's account based upon the investment elections chosen by them. These contributions are allocated following the last day of the Plan year in the ratio which the participant's compensation for the Plan year plus the participant's compensation in excess of 40 percent of the Social Security Wage Base for the Plan year bears to the total compensation for the Plan year plus the total compensation in excess of 40 percent of the Social Security Wage Base for the Plan year of all eligible participants. The maximum amount which may be allocated to any member is 4.3 percent of the sum of the participant's compensation for the Plan year plus the participant's compensation over 40 percent of the Social Security Wage Base for the Plan year.

Matching employer contributions are at the discretion of the Board of Directors and cannot exceed 5 percent of the participant's compensation. These contributions are allocated to the respective investments based upon the allocations chosen by the participant. During 2000 and 1999, the Company's matching contributions as a percentage of the employees' pretax contributions were 30 percent.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contribution and allocation of: (a) the employer's contribution, (b) Plan earnings, and (c) forfeitures of terminated participants' nonvested accounts. Profit sharing forfeitures are allocated on the same basis as profit sharing contributions, and retirement savings plan forfeitures are allocated on the same basis as retirement savings plan contributions. Effective September 2000, PNC instituted a $10 administrative fee for each distribution from the Plan. Funds from the forfeiture account will be used to pay these Plan fees.

INVESTMENTS

Investment of the participants' and the Company's contributions, both matching and profit sharing, are allocated at the discretion of the participant.

VESTING

Participants are fully vested as to their own contributions. With regard to employer matching contributions, the Plan has adopted a three-year cliff vesting policy, which provides for 100 percent vesting after three years of service. Participants' interest in profit sharing contributions are fully vested after five years of service.

PARTICIPANT LOANS

Effective July 1, 1999, participants may borrow from the Plan in an amount not to exceed 50 percent of the participant's vested account balance. In no event can the participant borrow more than $50,000 or less than $1,000. Loans are for a period not to exceed five years and bear interest at prime plus 1 percent (10.5 percent at December 31, 2000).

BENEFIT PAYMENTS

Participants may make withdrawals from their employee pretax contribution accounts at any time after age 59- 1/2 or at any time for economic hardship, as defined by the Plan. After-tax employee contributions may be withdrawn at any time. Upon termination of employment, participants are entitled to receive the entire balance in their employee account and employer account (if vested). In the event of death or disability of a participant before termination of employment, 100 percent of a participant's account is distributed to a beneficiary as defined. Withdrawals may be paid in a lump sum, in installments, as an annuity for life, as a joint and survivor annuity, or any combination of the foregoing at the option of the participant.

Benefits due to retired and terminated participants, which are included in the statement of net assets available for plan benefits at December 31, 2000 and 1999, amounted to $810,667 and $1,079,751, respectively.

PLAN TERMINATION

Although it has not expressed an intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF ACCOUNTING

The financial statements of the Plan have been prepared on the accrual basis of accounting.

ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

INVESTMENTS

Participants have the option to invest their contributions and employer contributions in any of the following nine investments: PNC Investment Contract Fund, BlackRock Core Bond Fund, Washington Mutual Investors Fund, BlackRock Balanced Fund, Invesco Dynamic Fund, Bon-Ton Common Stock, Invesco Small Company Growth Fund, Janus Growth and Income Fund, and American Century International Fund.

Effective October 1999, participants were able to invest in a self-funded brokerage account. This investment option allows participants to invest their funds into any security available on the open market for some additional fees associated with the self-direction.

Effective October 2000, the BlackRock Balanced Fund replaced the Invesco Total Return Fund.

The Plan's investments are stated at fair value measured by quoted market prices in an active market.

REALIZED GAINS (LOSSES) AND UNREALIZED APPRECIATION (DEPRECIATION) IN FAIR MARKET VALUE

The computations of both realized gains and losses and the unrealized appreciation and depreciation in fair market value are based on the difference between the fair market values of the investments at the beginning of the year and the fair market values on the sales dates or the end of the year, as applicable.

ADMINISTRATIVE EXPENSES

Under terms of the Plan document, all expenses are paid by the Plan unless paid directly by the Company.

RECLASSIFICATIONS

Certain reclassifications have been made to amounts reported in previous years to conform to the current year's presentation.

3.      INVESTMENTS:

The following investments represent 5 percent or more of the Plan's net assets available for plan benefits as of December 31, 2000 and 1999:

                                                                                      2000               1999
                                                                                ----------------   ----------------
PNC Investment Contract Fund, 6,734,819 and 6,749,870
shares, respectively                                                            $     15,111,586   $     14,234,125
Washington Mutual Investors Fund, 333,098 and 366,958
shares, respectively                                                                   9,669,821         10,847,277
Janus Growth and Income Fund, 234,336 and 209,623
shares, respectively                                                                   8,283,765          8,791,571
BlackRock Balanced Fund, 412,383 and 0 shares,
respectively                                                                           6,692,969                 --
Invesco Dynamic Fund, 197,269 and 155,600 shares,
respectively                                                                           4,689,077          4,023,817
Bon-Ton Stock, 1,007,565 and 716,015 shares,
respectively                                                                           2,740,438          3,240,520
BlackRock Core Bond Fund, 226,490 and 218,237 shares,
respectively                                                                           2,178,830          1,992,503
Invesco Total Return Fund, 43 and 287,312 shares,
respectively                                                                               1,128          8,320,558

During 2000 and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated and appreciated in value by ($3,953,282) and $1,174,865, respectively, as follows:

                                                                                      2000               1999
                                                                                ----------------   ----------------
Mutual funds                                                                    $     (3,265,402)  $      2,750,259
Common stock                                                                            (687,880)        (1,575,394)
                                                                                ----------------   ----------------
                                                                                $     (3,953,282)  $      1,174,865
                                                                                ================   ================

4.      RELATED-PARTY TRANSACTIONS:

Certain Plan investments are shares of investment funds managed by PNC Bank, N.A. PNC Bank, N.A. is the trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest dealings. Fees paid by the Plan for recordkeeper services and investment management services amounted to $132,973 and $74,065, and $101,588 and $71,295, respectively, for the years ended December 31, 2000 and 1999.

5.      FEDERAL INCOME TAXES:

The Internal Revenue Service has determined and informed the Company by a letter dated January 30, 1996, that the Plan is qualified under Sections 401(a) and 401(k) of the IRC and the trust established under the Plan is exempt from federal income taxes under Section 501(a). The Plan's management believes that subsequent amendments have not affected the Plan's qualification and that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6.      RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

The following is a reconciliation of net assets available for plan benefits on the financial statements to the Form 5500:

                                                                                    DECEMBER 31
                                                                        -----------------------------------
                                                                               2000               1999
                                                                        ----------------   ----------------
Net assets available for plan benefits on the financial statements      $     53,628,281   $     54,132,378
Amounts allocated to withdrawing participants                                   (810,667)        (1,079,751)
                                                                        ----------------   ----------------
Net assets available for plan benefits on the Form 5500                 $     52,817,614   $     53,052,627
                                                                        ================   ================


The following is a reconciliation of benefits paid to participants on the financial statements to the Form 5500:

                                                                                    DECEMBER 31
                                                                        -----------------------------------
                                                                               2000               1999
                                                                        ----------------   ----------------
Benefits paid to participants on the financial statements               $      5,454,092   $      3,933,454

Add- Amounts allocated to withdrawing participants at year-end                   810,667          1,079,751
Less- Amounts allocated to withdrawing participants at
beginning of year                                                             (1,079,751)        (1,169,386)
                                                                        ----------------   ----------------
Benefits paid to participants on the Form 5500                          $      5,185,008   $      3,843,819
                                                                        ================   ================

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

                                                                      SCHEDULE I
                                                                  EIN 23-1269309
                                                                        PLAN 003

THE BON-TON STORES, INC.
PROFIT SHARING/RETIREMENT SAVINGS PLAN


SCHEDULE H, PART IV, ITEM I--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AS OF DECEMBER 31, 2000


                                                                                 NUMBER OF
                 DESCRIPTION OF INVESTMENT                                         SHARES           MARKET
-----------------------------------------------------------                     -----------      ------------
Bon-Ton Common Stock*                                                            1,007,565       $  2,740,438
Janus Growth and Income Fund                                                       234,336          8,283,765
BlackRock Core Bond Fund*                                                          226,490          2,178,830
Invesco Dynamic Fund                                                               197,269          4,689,077
Invesco Total Return Fund                                                               43              1,128
Invesco Small Company Growth                                                        16,657            255,692
BlackRock Balanced Fund*                                                           412,383          6,692,969
American Century International Fund                                                 60,220            657,605
Washington Mutual Investors Fund                                                   333,098          9,669,821
PNC Investment Contract Fund*                                                    6,734,819         15,111,586
Participant Loans; interest rates ranging from 9.50 percent
to 10.50 percent                                                                        --            820,541
                                                                                                 ------------
                                                                                                 $ 51,101,452
                                                                                                 ============


*Represents a party-in-interest transaction.

The accompanying notes are an integral part of this schedule.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                     THE BON-TON DEPARTMENT STORES, INC.
                                     Profit Sharing/Retirement Savings Plan


Date: June 27, 2001                  By:    /s/ Michael L. Gleim
                                        ------------------------------
                                            Michael L. Gleim
                                            Plan Administrator